

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Yuval Cohen, Ph.D.
Chief Executive Officer
Corbus Pharmaceuticals Holdings, Inc.
500 River Ridge Drive
Norwood, MA 02062

>   **Re: Corbus Pharmaceuticals Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 13, 2024**
>   **File No. 333-277888**

Dear Yuval Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Michael J. Lerner, Esq.